                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (AMENDMENT NO. __)(1)

                                Kitty Hawk, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    498326206
                              --------------------
                                 (CUSIP Number)

         Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102
                              (Tel.) (239) 262-8577
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                November 14, 2005
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
(1) The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)


                               Page 1 of 10 pages

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-------------------                                                 ------------
CUSIP NO. 498326206                  13D/A                          PAGE 2 OF 10
-------------------                                                 ------------


--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Lloyd I. Miller, III                                           ###-##-####
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (A) [ ]
                                                                         (B) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      PF-OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(D) OR 2(E)                                                     [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States
--------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
                          9,818,651
        NUMBER OF    -----------------------------------------------------------
         SHARES      8    SHARED VOTING POWER
      BENEFICIALLY        2,989,842
        OWNED BY     -----------------------------------------------------------
          EACH       9    SOLE DISPOSITIVE POWER
        REPORTING         9,818,651
         PERSON      -----------------------------------------------------------
          WITH       10   SHARED DISPOSITIVE POWER
                          2,989,842
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      12,808,493
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      22.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN-IA-OO
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                                    Page 3 of 10


                         ORIGINAL REPORT ON SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER

     This statement relates to the Common Stock, par value $.0001 per share (the "Shares") of Kitty Hawk, Inc. (the "Company"). The Company has its principal executive offices at 1515 West 20th Street, P.O. Box 612787, Dallas/Fort Worth International Airport, TX 75261.

ITEM 2. IDENTITY AND BACKGROUND

     This statement is filed by Lloyd I. Miller, III ("Miller" or the "Reporting Person"). Miller's principal business address is 4550 Gordon Drive, Naples, Florida 34102. Miller's principal occupation is investing assets held by or on behalf of himself or his family. During the past five years, Miller has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to civil proceedings of a judicial or administrative body of competent jurisdiction as a result of which Miller was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Miller is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

     Miller is the advisor to Trust A-4 and Trust C (the "Trusts"). Trust A-4 was created pursuant to a Declaratory Judgment, signed by the Honorable Wayne F. Wilke for the Court of Common Pleas, Probate Division, Hamilton County, Ohio, on October 27, 1992, pursuant to which Trust A was split into four separate trusts. The Trusts were created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the "Trust Agreement"). Miller was named as advisor to PNC Bank, Ohio, N.A. (formerly The Central Trust Company, N.A., Cincinnati,
Ohio), the trustee named in the Trust Agreement. Such appointment became effective on April 22, 1990, the date of death of Lloyd I. Miller, the grantor of the Trusts. All of the Shares purchased by Miller as advisor to the Trusts were purchased by funds generated and held by the Trusts. The purchase price for the Shares Miller is deemed to beneficially own as the advisor to the trustee was $3,317,152.27 for the Shares in Trust A-4 and $274,700.00 for the Shares in Trust C.

     Miller is the manager of Milfam LLC, an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC (the "Operating Agreement"), dated as of December 10, 1996. Milfam LLC is the managing general partner of (i) Milfam I L.P., a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam I L.P. (the "Milfam I Partnership Agreement"), dated December 11, 1996, and (ii) Milfam II L.P. a Georgia limited Partnership established, pursuant to the Partnership Agreement for Milfam II L.P. (the "Milfam II Partnership Agreement"), dated December 11, 1996. All of the Shares Miller is deemed to beneficially own as the manager of the managing general partner of Milfam I L.P. were purchased with money contributed to Milfam I L.P. by its partners, or money generated and held by Milfam I L.P. All of the Shares Miller is deemed to beneficially own as the manager of the managing general partner of Milfam II L.P. (including warrants to purchase shares of common stock and through the ownership of Series B Convertible Preferred Shares) were purchased with money contributed to Milfam II L.P. by its partners, or money generated and held by Milfam II L.P. The purchase price for the Shares Miller is deemed to beneficially own as the manager of the managing general partner of Milfam I L.P. was $1,112,764.55. The purchase price for the Shares

Miller is deemed to beneficially own as the manager of the managing general partner of Milfam II L.P. was $5,229,699.72.

     731,708 of the warrants to purchase shares of the Company's common stock and 3,000 shares of Series B Convertible Preferred Stock immediately convertible into shares of the Company's common stock were purchased by Miller on his own behalf, with personal funds generated and held by Miller. The purchase price for the shares of the Company's common stock directly beneficially owned by Miller, on his own behalf, was $3,000,000.00.

     Miller is the custodian to certain accounts created pursuant to the Florida Uniform Gift to Minors Act ("UGMA") for Alexandra Miller ("Alexandra UGMA") and Lloyd I. Miller IV ("Lloyd IV UGMA" and together with the Alexandra UGMA, the "Miller UGMA's"). All of the Shares Miller is deemed to beneficially own in the Miller UGMA's were purchased with money held by the Miller UGMA's. The purchase price for the Shares which Miller is deemed to beneficially own as the custodian to the Alexandra UGMA was $29,700.00. The purchase price for the Shares which Miller is deemed to beneficially own as the custodian to the Lloyd IV UGMA was $30,160.00.

ITEM 4. PURPOSE OF THE TRANSACTION

     Miller is filing this Schedule 13D because on November 14, 2005, Miller's beneficial ownership of the Shares of the Company exceeded 20%. Miller's holdings increased from 12.62% to 22.5% in connection with the closing of a private placement transaction exempt from the registration requirements of the Securities Act of 1933, as amended, by and between the Company, Miller and affiliated entities of Miller, as well as other accredited investors. Terms of the private placement transaction are more specifically described in the Form 8-K filed by the Company with the SEC on November 14, 2005.

     In connection with this private placement transaction, certain investors, including Miller and Milfam II L.P., entered into a Securities Purchase Agreement (the "Securities Purchase Agreement"), on November 9, 2005, pursuant to which the Company sold, on November 14, 2005, Miller 3,000 shares of Series B Convertible Preferred Stock and Milfam II L.P. 2,000 shares of Series B Convertible Preferred Stock. The Series B Convertible Preferred Stock is convertible into shares of the Company's common stock at any time. In connection with the issuance of the Series B Convertible Preferred Stock, the Company also granted Miller directly 731,707 warrants and Milfam II L.P. 487,805 warrants to purchase the Company's common stock. The warrants are currently exercisable, have a term of five years and an exercise price equal to $0.82 per share.

     In connection with the private placement transaction, the Company amended its existing Rights Agreement (the "Rights Agreement Amendment") to exempt Miller and his affiliates from triggering the Rights Agreement in connection with entering into the private placement transaction referenced above and consummating the transaction contemplated thereby. Under the Rights Agreement, Miller can beneficially own up to 23.5% of the Company's voting securities without triggering the Rights Agreement. This exemption terminates when Miller's beneficial ownership of the Company's voting securities falls below 15% or if Miller materially breaches the standstill agreement described below.

     In connection with the private placement transaction, the Company also entered into a standstill agreement (the "Standstill Agreement") with each of the purchasers. Under this Standstill Agreement, Miller and his affiliates have agreed not to vote any shares of the Company in excess of 14.99% of the outstanding shares of common stock in any proxy solicitation (other than conducted by the Company), or in any election contest, without the approval of the Company's board of directors. Under this Standstill Agreement, subject to certain conditions and exemptions, the purchasers in the private placement transaction may not (i) enter into a voting agreement; (ii) call a special stockholder meeting; (iii) commence a tender offer for the voting securities of the Company; (iv) attempt to acquire a substantial portion of the Company's assets or facilitate any Company restructuring; (v) amend or repeal any anti-takeover provision adopted by the Company; or (vi) seek any waiver or amendment to the Standstill Agreement prior to November 14, 2006. The Standstill Agreement terminates with respect to a particular purchaser, on the date that such purchaser and its affiliates no longer beneficially owns voting securities representing at least 5% of the outstanding voting securities of the Company.

     Except as described above in this Item 4 and herein, Miller does not have any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. While Miller does not have current plans to sell any of the securities that he may be deemed to beneficially own, Miller may determine, based on market and general economic conditions, the business affairs and financial conditions of the Company, market price of the Shares and other public factors deemed relevant to Miller, to acquire or dispose of beneficial ownership of additional securities of the Company. Miller may take any other action with respect to the Company or any of the Company's debt or equity securities in any manner permitted by law.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) Mr. Miller may be deemed to beneficially own 12,808,493 Shares (22.5% of the outstanding Shares, based on (i) 50,310,061 Shares outstanding pursuant to the Company's Quarterly Report on Form 10-Q filed on November 14, 2005, (ii) 1,414,878 warrants to purchase Shares beneficially owned by Miller and (iii) 5,000 shares of Series B Convertible Preferred Stock (currently convertible into 5,206,354 Shares) beneficially owned by Miller). As of the date hereof, 2,739,842 of such beneficially owned Shares are owned of record by Trust A-4 (total includes 97,683 warrants to purchase Shares); 250,000 of such beneficially owned Shares are owned of record by Trust C; 709,343 of such beneficially owned Shares are owned of record by Milfam I L.P.; 5,191,789 of such beneficially owned Shares are owned of record by Milfam II L.P. (total includes 585,488 warrants to purchase Shares and 2,000 shares of Series B Convertible Preferred Stock which is currently convertible into 2,082,542 shares of Company's common stock); 30,000 of such beneficially owned Shares are owned of record by Alexandra UGMA; 32,000 of such beneficially owned Shares are owned of record by Lloyd IV UGMA and 3,855,519 of such beneficially owned Shares are owned of record by Miller directly (total includes 731,707 warrants to purchase Shares and 3,000 shares of Series B Convertible Preferred Stock which is convertible into 3,123,812 shares of Company's common stock).

     (b) Mr. Miller may be deemed to have shared voting and dispositive power for all such shares held of record by Trust A-4 and Trust C. Miller may be deemed to have sole voting power for all such shares held of record by Milfam I L.P., Milfam II L.P., Alexandra UGMA, Lloyd IV UGMA and Miller directly.

     (c) The following table details the purchase of Shares effected by Miller during the past 60 days:

                                    Trust A-4

Date of Transaction              Purchase              Price Per Share
-------------------   ------------------------------   ---------------
 September 22, 2005   425,000 shares of common stock       $0.9071
 September 23, 2005   50,000 shares of common stock        $  0.90
 September 26, 2005   100,000 shares of common stock       $  0.89
 September 27, 2005    5,000 shares of common stock        $  0.87
 September 27, 2005   267,700 shares of common stock       $  0.90

                                 Milfam II L.P.

Date of Transaction              Purchase              Price Per Share
-------------------   ------------------------------   ---------------
 September 22, 2005   425,000 shares of common stock       $0.9071
 September 23, 2005    50,000 shares of common stock       $  0.90
 September 26, 2005   100,000 shares of common stock       $  0.89
 September 27, 2005   267,700 shares of common stock       $  0.90
  November 14, 2005      2,000 shares of Series B
                        Convertible Preferred Stock           *
  November 14, 2005    487,805 warrants to purchase
                               common stock                   *

                                  Lloyd IV UGMA

Date of Transaction              Purchase             Price Per Share
-------------------   -----------------------------   ---------------
 September 23, 2005   12,000 shares of common stock        $0.88

                              Lloyd I. Miller, III

Date of Transaction             Purchase             Price Per Share
-------------------   ----------------------------   ---------------
 November 14, 2005      3,000 shares of Series B
                      Convertible Preferred Shares          **
 November 14, 2005    731,707 warrants to purchase
                              common stock                  **

     (d) Persons other than Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities. The filing of this Schedule 13D shall not be deemed an admission that Miller is, for purposes of Sections 13(d) of 13(g) of the Securities

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                                                                    Page 7 of 10


Exchange of Act of 1934, the beneficial owner of any equity securities covered by this Schedule 13D.

     (e) Not Applicable.

     * On November 14, 2005, Milfam II L.P. acquired 2,000 shares of Series B Convertible Preferred Stock and 487,805 warrants to purchase common stock at a purchase price of $2,000,000. The 2,000 shares of Series B Convertible Preferred Stock are each convertible into common stock by dividing the stated value (originally $1,000.00 and subject to adjustment) for each share by $0.960365.

     ** On November 14, 2005, Miller personally acquired 3,000 shares of Series B Convertible Preferred Stock and 731,707 warrants to purchase common stock at a purchase price of $3,000,000. The 3,000 shares of Series B Convertible Preferred Stock are each convertible into common stock by dividing the stated value of such share (originally $1,000.00 and subject to adjustment) by $0.960365.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Trust Agreement: The Trust Agreement provides, in pertinent part, that the Trustee shall not make any investments, reinvestments or changes in investments of the assets of Trust A without first consulting with and obtaining the advice of the advisor. The Trustee need not act in accordance with the advice and counsel of the advisor, but if it does so, the Trustee shall not be liable to any person for or as a result of any action or failure to act if in accordance with such advice and counsel. The Trustee need not obtain the advice and counsel of the advisor if the Trustee requests such advice and counsel in writing and if the advisor fails to reply to the Trustee within five days from the date of such request by telephone, telegram, mail or in person.

     The Operating Agreement: While Lloyd I. Miller, III serves as manager, he shall have complete control over all of the affairs of Milfam LLC and need not seek the consent or approval of any Member with respect to any action.

     Milfam I Partnership: The Milfam I Partnership provides, in pertinent part, that the General Partner shall have the full and exclusive right to manage and control the business and affairs of Milfam I L.P. and to make all decisions regarding the affairs of Milfam I L.P. In the course of such management, the General Partner may acquire, encumber, hold title to, pledge, sell, release or otherwise dispose of Partnership Property and interests therein when and upon such terms as it determines to be in the best interest of the Milfam I L.P. The General Partner shall have all of the rights, powers and obligations of a partner of a partnership without limited partners, except as otherwise provided under the Act

     Milfam II Partnership: The Milfam II Partnership provides, in pertinent part, that the General Partner shall have the full and exclusive right to manage and control the business and affairs of Milfam II L.P. and to make all decisions regarding the affairs of Milfam II L.P. In the course of such management, the General Partner may acquire, encumber, hold title to, pledge, sell, release or otherwise dispose of Partnership Property and interest therein when and upon such terms as it determines to be in the best interest of the Milfam II L.P. The General Partner shall have all of the rights, powers and obligations of a partner of a partnership without limited partners, except as otherwise provided under the Act.

     Securities Purchase Agreement: Certain investors, including Miller and Milfam II L.P., entered

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                                                                    Page 8 of 10


into a Securities Purchase Agreement with the Company, on November 9, 2005, pursuant to which the Company sold, on November 14, 2005, Miller 3,000 shares of Series B Convertible Preferred Stock and Milfam II L.P. 2,000 shares of Series B Convertible Preferred Stock. The Series B Convertible Preferred Stock is convertible into shares of the Company's common stock at any time. In connection with the issuance of the Series B Convertible Preferred Stock, the Company also granted Miller directly 731,707 warrants and Milfam II L.P. 487,805 warrants to purchase the Company's common stock. The warrants are currently exercisable, have a term of five years and an exercise price equal to $0.82 per share.

     The Standstill Agreement: In connection with the private placement transaction referenced in Item 4 above, the Company entered into a standstill agreement with each of the purchasers. Under this Standstill Agreement, Miller and his affiliates have agreed not to vote any shares of the Company in excess of 14.99% of the outstanding shares of common stock in any proxy solicitation (other than conducted by the Company), or in any election contest, without the approval of the Company's board of directors. Under this Standstill Agreement, subject to certain conditions and exemptions, the purchasers in the private placement transaction may not (i) enter into a voting agreement; (ii) call a special stockholder meeting; (iii) commence a tender offer for the voting securities of the Company; (iv) attempt to acquire a substantial portion of the Company's assets or facilitate any Company restructuring; (v) amend or repeal any anti-takeover provision adopted by the Company; or (vi) seek any waiver or amendment to the Standstill Agreement prior to November 14, 2006. The Standstill Agreement terminates with respect to a particular purchaser, on the date that such purchaser and its affiliates no longer beneficially owns voting securities representing at least 5% of the outstanding voting securities of the Company.

     Amendment No. 1 to Rights Agreement: This amendment exempted Miller and his affiliates from triggering the Rights Agreement in connection with entering into the private placement transaction referenced in Item 4 above and consummating the transaction contemplated thereby. Pursuant to the Amendment, Miller can beneficially own up to 23.5% of the Company's voting securities without triggering the Rights Agreement. This exemption terminates when Miller's beneficial ownership of the Company's voting securities falls below 15% or if Miller materially breaches the standstill agreement described below.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS:

     99.1 Amended and Restated Trust Agreement, dated September 20, 1983, between Lloyd I. Miller and PNC Bank, Ohio, N.A. (formerly The Central Trust Company, N.A., Cincinnati, Ohio) (Filed as Exhibit 99.1 to
          Schedule 13D of Lloyd I. Miller, III for Stamps.com Inc. on April 30, 2002 as Exhibit 99.1 and incorporated herein by reference).

     99.2 Operating Agreement of Milfam LLC, an Ohio limited liability company, entered into as of December 10, 1996 (Filed as Exhibit 99.2 to Schedule 13D of Lloyd I. Miller, III for Stamps.com Inc. on April 30, 2002 and incorporated herein by reference).

     99.3 Partnership Agreement of Milfam I L.P. (Filed as Exhibit 99.3 to
          Schedule 13D of Lloyd I. Miller, III for Stamps.com Inc. on April 30, 2002 and incorporated herein by reference).

     99.4 Partnership Agreement of Milfam II L.P. (Filed as Exhibit 99.4 to
          Schedule 13D of Lloyd I. Miller, III for Stamps.com Inc. on April 30, 2002 and incorporated herein by reference).

     99.5 Securities Purchase Agreement by and among Kitty Hawk, Inc. and certain purchasers identified therein, dated as of November 9, 2005

     99.6 Standstill Agreement, dated as of November 14, 2005 by and among Kitty Hawk, Inc. and the individuals and entities listed therein as purchasers.

     99.7 Amendment No. 1 to Rights Agreement dated as of November 9, 2005 by and between Kitty Hawk, Inc., and American Stock Transfer & Trust Company.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2005


                                        By: /s/ Lloyd I. Miller, III
                                            ------------------------------------
                                            Lloyd I. Miller, III